SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2018

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number

1	Announcement dated October 22, 2018 in respect of Key Financial and Performance Indicators for the First Three Quarters of 2018.

2	Announcement dated October 22, 2018 in respect of Operational Statistics for September 2018.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies, including testing and monetization of future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 23, 2018

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國 聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Key Financial and Performance Indicators for the First Three Quarters of 2018

In the third quarter of 2018, the Group continued to implement the national policy of “speed upgrade and tariff reduction”, and cancelled domestic handset data “roaming” fees with effect from 1 July. In the first half of the year, the Group prepared in advance by strengthening data traffic operation, optimising tariff packages and strengthening efforts to promote heavy data packages, in order to facilitate a smooth transition for customers and strive to achieve win-win leveraging price elasticity. It mitigated the downward pressure on the Group’s mobile service revenue in the third quarter resulting from the cancellation of domestic handset data “roaming” fees.

In the first three quarters of 2018, the Group insisted on deepening the implementation of the Strategy of Focus, Innovation and Cooperation and fully accelerated the establishment of China Unicom’s “Five New”. It gradually sped up the pace in driving Internet-oriented operations, while its efforts in mixed-ownership reform started delivering notable enhancement in growth momentum, quality and efficiency. The key unaudited financial data in the period were as follows:

•  Overall service revenue amounted to RMB 200,013 million, up by 6.5% year-on-year.

•  Mobile service revenue amounted to RMB 125,424 million, up by 7.2% year-on-year.

•  Fixed-line service revenue amounted to RMB 73,223 million, up by 5.2% year-on-year.

•  Revenue from industrial Internet business amounted to RMB 17,249 million, up by 35.7% year-on-year.

•  EBITDA amounted to RMB 66,246 million, up by 1.3% year-on-year.

•  The profit attributable to the equity shareholders of the Company amounted to RMB 8,780 million, up significantly by 116.6% year-on-year. It included an increase of RMB 1,474 million in the Group’s share of net profit of associates resulting from the change in the Group’s shareholding percentage in China Tower after its listing and new share issuance.

To enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2018.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards)

Unit: RMB millions

	For the nine months ended 30 September
	2018	2017
Total service revenue	200,013	187,880
Sales of telecommunications products	19,699	17,898

Revenue	219,712	205,778
Interconnection charges	(9,898)	(9,592)
Depreciation and amortisation	(57,421)	(58,007)
Network, operation and support expenses	(41,605)	(39,876)
Employee benefit expenses	(35,998)	(31,463)
Costs of telecommunications products sold	(19,884)	(18,655)
Other operating expenses	(46,082)	(40,808)
Finance costs	(1,451)	(4,741)
Interest income	1,305	1,164
Share of net profit of associates	2,284	766
Share of net profit of joint venture	435	424
Other income – net	108	550

Profit before income tax	11,505	5,540
Income tax expenses	(2,677)	(1,470)

Profit for the period	8,828	4,070

Profit attributable to:
Equity shareholders of the Company	8,780	4,054

Non-controlling interests	48	16

	As at 30 September 2018	As at 31 December 2017
Total assets	548,690	571,983
Total liabilities	236,160	267,636

Total equity[1]	312,530	304,347

[1]

The Group adopted IFRS/HKFRS 15 “Revenue from contracts with customers” and IFRS/HKFRS 9 (2014) “Financial Instruments” from 1 January 2018. For IFRS/HKFRS 15, the Group elected to use the cumulative effect transition method which resulted in an increase of the opening balance of retained profits at 1 January 2018 by approximately RMB1.75 billion. The Group applied IFRS/HKFRS 9 (2014) retrospectively and has taken the advantage not to restate the comparative information for prior periods with respect to the classification and measurement requirements, which resulted in a decrease in the opening balance of retained profits at 1 January 2018 by approximately RMB0.85 billion.

Business Data

	As at 30 September 2018/ For the period from 1 January 2018 to 30 September 2018	As at 30 September 2017/ For the period from 1 January 2017 to 30 September 2017
Mobile billing subscribers (Million)	309.826	276.866
of which 4G subscribers (Million)	213.850	160.284
Net addition of mobile billing subscribers (Million)	25.663	13.044
of which net addition of 4G subscribers (Million)	38.974	55.733
Mobile handset data traffic (Billion MB)	15,009.40	4,701.79
Mobile voice usage (Billion Minutes)	613.23	617.15
Fixed-line broadband subscribers (Million)	80.347	77.406
Net addition of fixed-line broadband subscribers (Million)	3.808	2.170
Fixed-line local access subscribers (Million)	56.825	61.760
Net loss of fixed-line local access subscribers (Million)	(3.172)	(4.889)

In the third quarter of 2018, the Group continued to implement the national policy of “speed upgrade and tariff reduction”, and cancelled domestic handset data “roaming” fees with effect from 1 July. In the first half of the year, the Group prepared in advance by strengthening data traffic operation, optimising tariff packages and strengthening efforts to promote heavy data packages, in order to facilitate a smooth transition for customers and strive to achieve win-win leveraging price elasticity. It mitigated the downward pressure on the Group’s mobile service revenue in the third quarter resulting from the cancellation of domestic handset data “roaming” fees.

In the first three quarters of 2018, the Group insisted on deepening the implementation of the Strategy of Focus, Innovation and Cooperation and fully accelerated the establishment of China Unicom’s “Five New”. It gradually sped up the pace in driving Internet-oriented operations, while its efforts in mixed-ownership reform started delivering notable enhancement in growth momentum, quality and efficiency. The Group centred its energy on driving business model innovation with light touchpoints and low acquisition costs. It stepped up effort in transformation on Internet-oriented operation, and actively countered intensified competition, achieving fast and efficient development of mobile service in the first three quarters of 2018. The Group’s mobile service revenue amounted to RMB 125,424 million, up by 7.2% year-on-year. Mobile billing subscribers registered a net addition of 25.66 million, reaching a total of 310 million. Within that, 4G subscribers registered a net addition of 38.97 million, reaching a total of 214 million. Mobile billing subscriber ARPU declined year-on-year to RMB 46.8.

Facing intense competition in the fixed-line broadband market, the Group adhered to the strategy of “big integration, big bandwidth and big video” and continued to optimise the array of integrated products. It focused on promoting high-bandwidth and contents driven products and continuously enriched quality video content. The Group’s fixed-line broadband business continued to report improvements. The number of fixed-line broadband subscribers reached 80.35 million, representing a net addition of 3.81 million as compared to the end of last year. For the first three quarters of 2018, fixed-line broadband access revenue reached RMB 32,039 million, which was largely stable as compared to the same period last year. On the other hand, the Group accelerated the efforts in sharpening the core capability in innovative product platforms and products, established system and mechanism segregated from its fundamental services, and proactively expanded business and capital cooperation with strategic investors from mixed-ownership reform, so as to drive new breakthroughs in its innovative business. For the first three quarters of 2018, revenue from industrial Internet business amounted to RMB 17,249 million, up by 35.7% year-on-year. Driven by the rapid growth of the innovative business, the Group’s fixed-line service revenue reached RMB 73,223 million, up by 5.2% year-on-year. Overall service revenue amounted to RMB 200,013 million, up by 6.5% year-on-year.

In the first three quarters of 2018, the Group proactively deepened the reform of incentive systems and strengthened performance-linked incentives while at the same time stepping up recruitment of talents in innovative business to boost new energy for innovative development. Employee benefit expenses increased by 14.4% year-on-year. Other operating expenses increased by 12.9% year-on-year mainly due to the increasing costs associated with the rapid growth in ICT, higher loss on disposal of fixed assets and appropriately increased marketing spending to counter keen market competition. Due to the substantial reduction in interest-bearing debts, finance costs decreased by 69.4% year-on-year during the period. In August 2018, China Tower Corporation Limited (“China Tower”), an associate company of the Group, was listed on the Stock Exchange of Hong Kong and issued new shares, leading to a change in the Group’s shareholding percentage in China Tower. It caused the Group’s share of net profit of associates accounted for under equity method to increase by RMB 1,474 million. For the first three quarters of 2018, the Group’s EBITDA amounted to RMB 66,246 million, up by 1.3% year-on-year. EBITDA as a percentage of service revenue was 33.1%. The profit attributable to the equity shareholders of the Company amounted to RMB 8,780 million, up significantly by 116.6% year-on-year. It included the aforementioned increase in the Group’s share of net profit of associates.

Market competition may intensify cyclically in the fourth quarter this year. The Group will actively cope with challenges and persistently deepen the execution of its Strategy of Focus, Innovation and Cooperation. It will accelerate the establishment of China Unicom’s “Five New” and persevere in the implementation of the Internet-oriented operation. Seizing opportunities afforded by the mixed-ownership reform, the Group will deepen strategic cooperation and further advance the system and mechanism reform, accelerating the delivery of benefits from the reform and comprehensively enhancing the Group’s overall competitive strengths. It will appropriately step up investments in innovative businesses and talents development, in order to proactively nurture future growth engines and drive high-quality sustainable growth in full-force.

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above financial and business data are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The Company’s shareholders and investors are cautioned not to unduly rely on such data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
China Unicom (Hong Kong) Limited Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 22 October 2018

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for September 2018

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of September 2018.

Operational statistics for the month of September 2018 are as follows:

September 2018
MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers	309.826 million
Net Addition of Mobile Billing Subscribers for the Month	2.610 million

Of which:
Aggregate Number of 4G Subscribers	213.850 million
Net Addition of 4G Subscribers for the Month	3.005 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	80.347 million
Net Addition of Fixed-Line Broadband Subscribers for the Month	0.729 million

Aggregate Number of Local Access Subscribers	56.825 million
Net Addition of Local Access Subscribers for the Month	(0.343) million

1

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of September 2018 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
YUNG SHUN LOY JACKY
Company Secretary

Hong Kong, 22 October 2018

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2